As filed with the Securities and Exchange Commission on August 1, 2002 Registration No. 33-
                      -------------------

                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM SB-2
                           REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                        WHITEWING ENVIRONMENTAL CORP.
                        -----------------------------
            (Exact name of registrant as specified in its charter)

          DELAWARE                     5013 / 5093          95-4437350
-------------------------------     -----------------    ----------------
(State or other jurisdiction of     (Primary Standard    (I.R.S. Employer
 incorporation or organization)      Industrial           Identification
 No.)                                Classification       Number)
                                     Code)

430 Victoria Terrace, Ridgefield, New Jersey  07657       (201) 943-0800
------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Andrew V. Latham, Jr., President
430 Victoria Terrace
Ridgefield, New Jersey  07657
Telephone: (201) 943-0800 Facsimile: (201)943-2023
---------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's agent for service)

COPIES OF COMMUNICATIONS TO:
Jackson L. Morris, Esq.
3116 West North A Street
Tampa, Florida 33609-1544
Telephone:  (813) 874-8854  Facsimile:  (813) 873-9628

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each                           Proposed      Proposed
class of securities                     Maximum       Maximum
to be registered     Amount to be    offering price   aggregate    Amount of
registration         registered        per Share*   offering price    fee
--------------------------------------------------------------------------------
Common Stock,
$.001 par value      8,774,500               0            0             0
--------------------------------------------------------------------------------
Total:                                 $     0        $   0         $   0

(1)  Registered for resale by selling stockholders.
*Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933 (the "Securities Act").

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

CROSS REFERENCE SHEET

This table sets forth the location in the prospectus of the information required to be included in the prospectus in response to the items in Form SB-2.

Item of Form SB-2                           Location in Prospectus
-----------------                           -----------------------
Item 1.   Front of registration statement   Outside front cover of prospectus
  and outside front cover of prospectus.

Item 2.   Inside front and outside back     Inside front cover and outside
  cover pages of prospectus.                  back cover of prospectus and
                                              Additional Information.

Item 3.   Summary information               Risks Related to Whitewing's
  and risk factors.                           Business.

Item 4.   Use of proceeds.                  Not applicable.

Item 5.   Determination of offering price.  Distributions of Shares.

Item 6.   Dilution.                         Not applicable.

Item 7.   Selling security holders.         Selling Stockholders.

Item 8.   Plan of distribution.             Distributions of Shares.

Item 9.   Legal proceedings.                Whitewing's Business-Legal
                                              Proceedings.

Item 10.  Directors, executive officers,    Management, and Principal
  promoters and control persons               Stockholders.

Item 11.  Security ownership of certain     Principal Stockholders.
  beneficial owners and management.

Item 12.  Description of securities.        Information about the common
                                              shares.

Item 13.  Interest of named experts and     Interest of Counsel, Experts.
  counsel.

Item 14.  Disclosure of Commission          Whitewing's Management.
  position on indemnification for
  Securities Act liabilities.

Item 15.  Organization within last          Information about Whitewing's
            five years.                       History.

Item 16.  Description of business.          Whitewing's Business.

Item 17.  Management's discussion and       Management's Discussion and
  analysis or plan of operation.              Analysis of Results of
                                              Operations and Financial
                                              Condition.

Item 18.  Description of property.          Whitewing's Business
                                              -Description of Property.

Item 19.  Certain relationships and         Transactions between Whitewing
  related transactions.                       and its Management.

Item 20.  Market for common equity          Market for Shares, Dividends on
  and related stockholder matters.            Common Shares and Related
                                              Stockholder Matters.

Item 21.  Executive compensation.           Whitewing's Management-Management
                                              Compensation.

Item 22.  Financial statements.             Financial Statements.

Item 23.  Changes In and Disagreements      Experts.
  With Accountants on Accounting and
  Financial Disclosure.

                          WHITEWING ENVIRONMENTAL CORP.
                          -----------------------------
                                8,774,500 SHARES
                                  COMMON STOCK

     Whitewing Environmental Corp. is registering 8,774,500 shares of its common stock for resale by the selling stockholders identified in this prospectus. Whitewing will not receive any proceeds from the sale of the shares by the selling stockholders. Whitewing's shares are quoted on the OTC Bulletin Board under the symbol "WWLI". On July 31, 2002, the last reported sales date prior to the date of this prospectus, the high bid price for the shares was $0.32.

     Investing in Whitewing's common stock involves a high degree of risk. See, "Risks Related To Whitewing's Business", beginning on page 3.

     Neither the Securities and Exchange Commission nor an state securities commission has approved or disapproved of Whitewing's common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2002.

TABLE OF CONTENTS

                                                                            Page

Information About Whitewing's History                                        6
Risks Related to Whitewing's Business
      and Investment in the Stock                                            6
Use of Proceeds                                                              9
Capitalization                                                               9
Selected Pro Forma Financial Data                                            9
Management's Discussion and Analysis of Financial
      Condition and Results of Operations                                    12
Whitewing's Business                                                         12
Whitewing's Management                                                       21
Compensation of Whitewing's Management                                       24
Transactions between Whitewing and Its Management                            24
Stock Held by Whitewing's Management
     And Principal Stockholders                                              25
Information about Whitewing's Common Stock                                   25
Selling Stockholders                                                         26
Plan of Distribution by Selling Stockholders                                 27
Market for Shares, Dividends on Common Stock and
     Related Stockholder Matters                                             29
Interests of Counsel                                                         29
Experts                                                                      29
Reports to Security Holders                                                  30
Where You Can Find Additional Information                                    30
Index to Financial Statements                                                31

     Neither Whitewing nor the selling stockholders have authorized anyone to make any representations which are not contained in this prospectus. You should rely only on the information contained in this prospectus. You should not rely upon any unauthorized information.

     This prospectus does not offer to sell or to buy shares of Whitewing's common stock in any jurisdiction where it is unlawful. You should not assume that any information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

     All dealers effecting transactions in Whitewing's common stock, whether or not they are acting on behalf of the selling stockholders may be required to deliver a copy of this prospectus until September 9, 2002 (40 days after the date of this prospectus). Dealers acting on behalf of selling stockholders have an obligation to deliver a copy of this prospectus when acting as underwriters.

                  INFORMATION ABOUT WHITEWING'S HISTORY

     Whitewing was originally incorporated in California in 1993 as Whitewing Labs, Inc. For purposes of changing its state of incorporation, the California corporation was merged into a newly organized Delaware corporation of the same name in 1995. From its founding until December 2001, Whitewing engaged in formulating, manufacturing and marketing nutritional supplements. On December 10, 2001, Whitewing sold its nutritional business and became a "shell company" in connection with a change in control. On January 31, 2002, Whitewing signed a letter of intent to acquire its current business, Total Filter Recycling, Inc., a New Jersey corporation. The acquisition of Total Filter was completed on May 3, 2002, followed by a name change to Whitewing Environmental Corp. Total Filter was founded in 1992 by Whitewing's current president, Andrew V. Latham, Jr. Whitewing conducts its operations through four subsidiaries. As used in this prospectus, Whitewing includes all of its consolidated subsidiaries.

     Whitewing's address, telephone number and Web site are:
                       Whitewing Environmental Corp.
                           430 Victoria Terrace
                       Ridgefield, New Jersey  07657
                              (201) 943-0800
                       www.whitewingenvironmental.com

      RISKS RELATED TO WHITEWING'S BUSINESS AND INVESTMENT IN THE STOCK

     Assumptions about future events used as a basis for certain statements in this prospectus about those expected events may differ from actual future events, causing the statements in this prospectus about those expected events to be inaccurate and the results of future operations to be different from and perhaps worse than suggested in this prospectus. Whitewing makes statements in this prospectus about its possible future based upon its current expectations. These statements are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act and are subject to the safe harbors created by those sections. Whitewing's actual future may be materially different from its expectations described in this prospectus. Some of the words Whitewing uses to describe its expected future are "believes", "anticipates", "expects", "intends", "may", "will" and other similar expressions, but other words may be used. Also, any information described as forecasts, projections or future events or circumstances and statements made with future-tense verbs are forward-looking statements. Readers should realize that many of the possible future events described in this prospectus are beyond Whitewing's control. Whitewing does not intend to publicly publish any revisions to reflect events or circumstances occurring after the date of this prospectus which differ from the expectations reflected in this prospectus.

Aggressive Expansion Plan
-------------------------

TRS plans to grow rapidly by aggressively acquiring small to medium sized companies servicing the environmental needs of the motor vehicle repair industry. These companies may not have audited or reliable financial statements or sufficiently verifiable operating histories.

With the exception of Norman Raben, who joined TRS as of January 1, 2002 as Executive Vice-President and Co-Chief Executive Officer, TRS' present management has never managed a large, multi-divisional company and there are no assurances that TRS will be able to operate such an expanded business on a profitable basis or be able to successfully integrate the acquired companies.

Advanced Recovery Solutions, Inc. (ARS), a subsidiary of Whitewing, will be adding new products into its mix including the addition of manufacturing equipment for melt blown polypropylene absorbents as to which ARS has little or no prior operating experience. These new product lines may require substantially more time to bring to market than management anticipates and there can be no assurance that these lines will be successfully introduced.

Dependence on Management
------------------------

Management believes that TRS's continued success is dependent on its ability to attract and or retain highly skilled personnel. The loss of the services of Andrew Latham, President and Co-Chief Executive Officer of TRS and Co-President and Chief Executive Officer of ARS, could adversely affect the development of the Company or its ability to grow and sustain profitable operations. Mr. Latham and Mr. Raben will enter into three-year employment contracts. Mr. Latham has started recruiting senior level personnel to buttress TRS's present management team however there can be no assurance that TRS will be able to retain or recruit such highly skilled personnel.

Competition
-----------

Management believes that at the present time there are few companies providing TRS' range of services to the Motor Vehicle Repair Industry. However, and although there are substantial barriers to entry, there can be no assurances that with substantial capital others might not enter this industry and impede TRS' growth and/or usurp its opportunities. Management also believes that the window of opportunity for a sizeable consolidation opportunity exists now, but that that it is highly unlikely that these conditions will go unnoticed forever by other entrepreneurs.

Reliance on Account Base
------------------------

The Company has contracts with thousands of customers and, although it appears unlikely that the Company could lose a sufficiently significant portion of its customer base to place its success at risk, there is no assurance that this could not occur. Management believes its customer relationships to be strong. Historically, TRS's service billing has been highly predictable and ongoing. Its customers have produced consistent monthly revenue. While management believes that it is doubtful, this pattern could change.

Unionization
------------

Historically and at the present, TRS has never been approached by organized labor. There is no assurance that in the future, and particularly as the Company grows, its employees may become unionized. If this occurs, the Company operating expenses would likely increase, which could reduce operating margins.

Ongoing Capital Requirements
----------------------------

The ability of the Company to remain competitive, sustain its growth and operations and expand operations largely depends on its cash flow from operations and access to capital. The Company intends to fund its cash needs through cash flow from operations and from select borrowings described herein, if necessary. However, the Company may require additional equity and/or debt financing to fund its growth and business strategy.

Economic Conditions
-------------------

The Company's business is affected by general economic conditions. The Company cannot assure that an economic downturn will not result in a reduction in the volume of recycling being serviced by the Company and/or the price that the Company can charge for its services.

     MINORITY STOCKHOLDERS WILL NOT BE ABLE TO EFFECT BOARD CHANGES EVEN IF THEY ARE DISSATISFIED WITH MANAGEMENT'S PERFORMANCE. Whitewing's management controls enough common stock to control the board, without consideration of Whitewing's success or failure. Directors and officers own 55.2 percent of Whitewing's issued and outstanding common stock.

     THE PUBLIC MARKET FOR WHITEWING'S SHARES MAY BE LIMITED WHICH WOULD DELAY THE TIME PERIOD OVER WHICH PURCHASERS OF THE SHARES COULD LIQUIDATE THEIR INVESTMENT IN THE PUBLIC MARKET, REQUIRING THEM TO MAINTAIN ALL OR PART OF THEIR INVESTMENT OVER A LONGER PERIOD OF TIME AND SUBJECTING THEIR INVESTMENT TO GREATER OPPORTUNITY FOR PRICE FLUCTUATIONS. From time to time, the public market for Whitewing's common stock may be thin. In other words, not many shares may be traded each day. In this case, purchasers of the shares may experience delays in getting out of their investment.

     WHITEWING'S SHARE PRICE MAY BE VOLATILE WHICH COULD PREVENT PURCHASERS OF WHITEWING'S SHARES FROM SELLING ALL OF THEIR INVESTMENT AT THE PRICE THEY DESIRE, WITH THE PROBABILITY OF REALIZING A LOWER PRICE ON ALL OR PART OF THEIR INVESTMENT. Any public market for Whitewing's common shares may involve wide price fluctuations. In this case, particularly coupled with a thin market, purchasers of the common shares may experience significantly different prices when they sell their common shares.

     PENNY STOCK RULES MAY INHIBIT MARKET FOR WHITEWING'S SHARES, IN THAT CERTAIN LARGER BROKERAGE FIRMS WILL NOT PURCHASE WHITEWING'S SHARES FOR THEIR CUSTOMERS AND IT WILL BE MORE DIFFICULT FOR BROKERAGE FIRMS HANDLING THE SHARES TO ATTRACT NEW CUSTOMERS FOR INVESTMENT IN THE SHARES, AMONG OTHER THINGS,

MAKING IT MORE DIFFICULT FOR A TRADING MARKET IN THE SHARES TO DEVELOP. Whitewing expects its common shares to trade at less than $5 per share and be classified as a "penny stock" covered by Section 15(g) of the Securities Exchange Act and Rules 15g-1 through 15g-6 thereunder. In general, as applied to a company like Whitewing, a, penny stock is any stock that trades at less than $5 per share on the OTC Bulletin Board or in the Pink Sheets and does not meet certain minimum net tangible asset or average revenue tests. Broker-dealers who engage in transactions in penny stocks have enhanced suitability and disclosure obligations to their customers. Some stock brokerage firms have a policy of prohibiting the purchase or sale of penny stocks in their customers' accounts, because of these additional requirements imposed on them by the penny stock rules. Before effecting a transaction in a penny stock for a new client, the broker is required to send a standardized notice to the client regarding the risks of investing in penny stocks, provide additional bid, asked, broker compensation and other information to the client, make a written determination that the penny stock is a suitable investment for the client, receive the new client's written confirmation regarding the information on which the broker's determination is made and receive the client's written agreement to the transaction. The policy of individual firms and the federal law requirement may inhibit the development of a public market for Whitewing's common stock.

                           USE OF PROCEEDS

      Whitewing will not receive any proceeds from the re-sales of common stock offered by the selling stockholders.

                            CAPITALIZATION

     Whitewing's capitalization at June 30, 2002, is set forth in the following table. This table should be reviewed in conjunction with the financial statements and the related notes included in the back part of this prospectus.

                   SELECTED PRO FORMA FINANCIAL DATA

     The following table provides selected pro forma financial data for the periods and at the dates indicated. This table should be reviewed in conjunction with the financial statements and the notes included in the back part of this prospectus.

Pro Forma Consolidated Condensed Statement of Operations Data

Pro Forma Consolidated Condensed Balance Sheet Data

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         WHITEWING'S BUSINESS
Business Overview:
------------------

     Whitewing began operations in 1992 in the business of collecting and recycling used automotive oil filters. After establishing a foothold in the industry, Whitewing began to acquire small, strategically located businesses and developed technologies to expand the services offered to its customers. Today, Whitewing is a leader in recovery and recycling of used oil filters and used antifreeze and providing related services, principally in parts washer and brake washer sink rentals and absorbent supplies, in the retail and fleet automotive service and repair industry in a 16 state area. Whitewing's active customers total approximately 5,300. Beginning in 2002, Whitewing began collecting and marketing used oil.

Operations:
-----------

     Whitewing collects used oil filters, antifreeze, and used lubricating oils from, and services parts and brake washer sinks for, automobile and truck dealers, automotive garages, oil change outlets, service stations, industrial plants and truck fleet operators. Whitewing derives revenues both from fees it charges customers to remove these wastes and from the sale of products it produces by processing these materials including revenue from service contracts and rental fees for parts and brake washing equipment and from the sales of cleaners and absorbent materials. Whitewing's extensive customer base enables it to collect these materials in sufficient volume to its support oil re-refining and coolant processing operations.

Services and Products:
----------------------

     Oil Filter Processing - Whitewing collects used oil filters from its customers in company-owned 55-gallon steel drums. Whitewing collected approximately 28,000 drums of filters (which, at 250 filters per drum, equates to approximately 7,000,000 filters) during the most recent twelve-month period. At Whitewing's processing facilities, the filters are put through a proprietary process that removes the oil from the filters. In the process, Whitewing recovers used oil and steel. The recovered steel is sent to mills for recycling into new steel, approximately 4,680 tons during the most recent twelve months. Approximately 300,000 gallons of used oil are removed from the filters and will be added to Whitewing's used oil stream for re-refining.

     Antifreeze Recycling - Whitewing collects used automotive antifreeze from its customers and uses a proprietary reverse osmosis system that cleans the used coolant to a level of purity that allows it to be sold as fresh coolant, but at a cost savings. During the most recent twelve months, Whitewing processed and sold 450,000 gallons of antifreeze. As most motor vehicle repair facilities dispose of used antifreeze as a waste, Whitewing believes the market potential for cleaning and reprocessing used antifreeze is substantial. Nearly the entirety of Whitewing's actual and target customer base are potential purchasers of recycled coolant. Management believes this product has significant growth and profit potential. Whitewing sells its recycled coolant under the brand names of Total Cool and T-Dex, the latter being a long-life antifreeze. Currently Whitewing services less than 20% of its customer base with recycled antifreeze so the growth potential is significant.

     Parts Washer Sinks and Service - Whitewing leases parts washer sinks to motor vehicle repair facilities and contracts to service them at predetermined intervals. During the servicing process, Whitewing exchanges used solvent for clean solvent. Whitewing recycles the used solvent in a proprietary process for reuse in this service. Whitewing leases and/or services approximately 1,760 parts washer sinks.

     Brake Washer Sinks and Service - Whitewing leases brake washer sinks to motor vehicle repair facilities and contracts to service them at predetermined intervals. During the servicing process, Whitewing exchanges used aqueous cleaner for new. Whitewing disposes of the used aqueous cleaner though a licensed wastewater treatment facility. Whitewing leases and/or services approximately 70 brake washer sinks.

     Waste Oil Service - Whitewing operates the assets of Connecticut Waste Oil, Inc. (CWO). Whitewing contracted to purchase the assets of CWO through TRS of Connecticut Inc. with a closing anticipated in August of 2002. Whitewing collects waste oil and transports it to a tank farm where it is partially cleaned and is later sold as a fuel for industrial burner use that meets industry specifications. Once necessary permits are secured, Whitewing will be able to use the tank farm it will acquire in the CWO acquisition for these purposes. The market for this grade of fuel is seasonal so Whitewing collects and stores oil until it is needed. Currently there is a greater market for used oil/spec fuel than Whitewing can supply.

         Laboratory Service - Whitewing operates an analytical laboratory under the name Connecticut Environmental Laboratory or CEL. The lab is used primarily for analysis of used oils, waste-water, and other oil contaminated wastes. The lab is certified by the State of Connecticut Department of Public Health. CEL's lab director is Ryan Stample - holder of a Master's Degree in Chemistry, with over ten years experience in the laboratory industry.

     Absorbent Supply and Recycling - Whitewing is a full line distributor of absorbents, including absorbent pads, loose material (including a private labeled absorbent product called TotalSorb), and booms and pillows that are used for emergency spill response, as well as for regular maintenance cleaning. Advanced Recovery Solutions, Inc. (ARS), a company owned 50% by Whitewing, also produces many of these products. Whitewing charges customers a fee to collect and dispose of the used absorbents, which are burned as fuel at a waste to energy co-generation facility either directly or after first being used to solidify sludge.

     Oil Water Separator Service - Whitewing services in-ground settling tanks that vehicle repair facilities often use to collect and separate oil and sludge from floor drain water prior to release of the water to the sewer line. Periodically these units need to be serviced by a vacuum truck to empty them of oil and sludge. Depending on the location of the site, Whitewing either uses CWO equipment to perform the service or subcontracts this service through its vendor network.

     Related Products - Whitewing markets several products, including its patented "Drain Mate" super funnel and its "Extractor Pro" liquid extractors. These products are used by the waste recycling industry to collect liquids for recycling or proper disposal. Currently, Whitewing assembles these products at its New Jersey facility from subcontractor-manufactured components. In the near future, Whitewing plans to establish a fabrication facility in order to enable the in-house manufacture of these products and also parts washer sinks and brake washer sinks.

     Whitewing markets a full line of environmental containment and spill response products through the UltraTech International, Inc. catalog Delivery of these products is fulfilled by Ultratech, but Whitewing bills the customers for sales of the products. In addition to offering Whitewing an additional point of distribution, this exposure of Whitewing's products in a catalog further promotes Whitewing's image as a "one-stop" environmental and recycling company.

Customer Contracts:
-------------------

     Whitewing enters into contracts with each of its customers with respect to the type of service and products Whitewing provides to it. Approximately sixty four percent (64%) of Whitewing's customers are small businesses. However, approximately thirty-six percent (36%) of Whitewing's customers are large firms in both the automotive repair business and fleet operations, including:

X    Bridgestone/Firestone (the largest auto repair chain in the United States)
X    Monroe Muffler, Brake & Service
X    Federal Express
X    Jiffy Lube
X    Greyhound
X    United Parcel Service
X    United States Post Office

Operations Support:
-------------------

     Currently, Whitewing's computer operations run on a company owned server-based network that connects most of its locations over a fiber optic T1 line. Whitewing manages its business on a customizable software package known as SBT (a division of ACCPAC). This package performs to the specifications of Whitewing, is scalable, and can grow with Whitewing to almost any size.

     Whitewing is also currently developing logistic and forecasting software that is interactive between its collection vehicles and its dispatchers, using real-time displayable truck tracking. This system will allow for more efficient service route planning and follow-up. Also, daily data from collection vehicles automatically downloads both invoicing and the need for the rescheduling of service for a particular customer. Future enhancements envisioned by management include the issuance of hand-held bar code scanners to drivers. These scanners will enable Whitewing to control inventory movement more effectively. Management anticipates that a substantial portion of this technology will be in place and operational by the fourth quarter of 2002.

     Whitewing's logistic and forecasting software is expected to also be an increasingly effective sales and marketing tool. With the ability to visually locate existing account routes on screen, Whitewing's tele-marketing and sales staff expects to target specific customers and areas to increase route density. This is expected to enable Whitewing to deliver better service to its customers and increase equipment utilization.

Pending Acquisitions:
---------------------

     In December 2001, Whitewing entered into an Equipment Lease and Operating Agreement with CWO as the first stage of Whitewing's acquisition of CWO's business and assets. Whitewing Management considers CWO to be a strategic acquisition for a variety of reasons: CWO's location in central Connecticut provides access to a substantial portion of Whitewing's customers., CWO's own customer base provides a friendly market for other Whitewing services and products. CWO's physical plant and tank farm, will enable Whitewing to re-process used motor oil that meets industry specifications that can then be sold as a fuel oil for industrial burner use through a process known as "cooking". Management believes this product line to have significant revenue production potential. Finally CWO's technology and equipment will enable Whitewing to offer new services (waste oil collection and vacuum truck work) to its customers.

     CWO also owns a solvent distillation system that is to be relocated to the Whitewing facility in Ridgefield, NJ. The anticipated effect of Whitewing having this on-site technology, versus its current practice of subcontracting out the work, is expected to provide a savings to Whitewing of over $90,000 per year.

     In September 2001, Whitewing formed a new corporation called Advanced Recovery Solutions, Inc. (ARS). Whitewing owns one half of the capital stock and the balance is held by the former owners of Cellutech, Inc., a company specializing in the recovery of residual short fiber (paper sludge) and polypropylene and the conversion of those wastes into industrial absorbents. Pursuant to a Shareholders Agreement, Whitewing will acquire an additional 40% of the ARS shares from the former Cellutech owners by September, 2004. Management believes that it is in the best interests of both companies that ARS become an integral part of Whitewing as soon as possible and so is in negotiation to purchase all of the shares from the former Cellutech owners in advance of Shareholder Agreement time line.

Intellectual Property
---------------------

     Whitewing employs several proprietary systems, including logistics software, accounting software, refinements to recycling equipment and a reverse osmosis system for processing antifreeze. Although many of these systems may be patentable, Whitewing does not have patents and has not made patent applications to cover these systems. The primary reason is to avoid disclosing information that can be used by competitors to upgrade their current systems. Whitewing plans to retain the services of an intellectual property law firm, to advise it on how to best protect these assets.

     In addition, Whitewing owns the intellectual property rights utilized by ARS pursuant to an Intellectual Property Purchase Agreement with Geoffrey Perry. Pursuant to the agreement, Whitewing has unfettered right and title to this intellectual property. These products and processes include a specialized process to fill absorbent socks and booms, chemical formulas for acid and base neutralizers, pet bedding, cat litter, hydrophobic absorbents and a variety of other products.

Competition:
------------

     Most recycling businesses that service the automotive industry are small, family owned operations dealing in specific or limited waste streams. The few companies that attempt horizontal expansion tend to specialize in one waste stream and often continue to haul waste rather than recycle it. A customer of one of these waste hauling businesses may find itself liable for a cleanup as a potentially responsible party under existing federal and state waste remediation laws. Whitewing's marketing team exploits this risk through customer education.

     In addition to the problem of offering fragmented services, most recycling businesses employ technologies and methods that are inefficient and out dated. A typical recycling company owner may have begun as a junkyard operator and often retains that mentality as the business evolves. These smaller operations could be suitable targets for acquisition by Whitewing. Even where they have some technical, strategic or customer related advantage, they often lack the business experience and skill to recognize or exploit them.

     Whitewing's principal competitors in its present service region are Safety-Kleen and Clean Harbors. Safety-Kleen is presently operating in the context of Chapter 11 bankruptcy reorganization and is the subject of litigation involving the sale of allegedly toxic and carcinogenic solvents. By contrast, the solvents that Whitewing sells are non-chlorinated and are deemed non-hazardous under EPA standards. Clean Harbors is principally engaged in the business of environmental remediation but also offers certain overlapping services with those offered by Whitewing and is therefore viewed as an indirect competitor.

     In collection of waste oil and oil filters, Whitewing generally competes with local or smaller regional companies. In its fluid recovery service, Whitewing generally competes with many firms engaged in the transportation, brokerage and/or disposal of these wastes through recycling, fuels programs or incineration.

     The price at which Whitewing sells its on-spec fuel and antifreeze is primarily dictated by a market dominated by large multinational oil companies. Whitewing is a minor participant in the sale of steel recovered from used oil filters.

     The principal methods of competition for Whitewing's collection service are price, quality, reliability of service rendered and technical proficiency in handling wastes properly. Knowledgeable customers are interested in the reputation and financial strength of the companies they use for management of their waste streams, because, as original generators of environmental wastes, they remain liable under federal and state environmental laws for improper disposal of such wastes, even if they employ companies which have proper permits and licenses. Whitewing believes that its technical proficiency, reputation and financial strength are important considerations to its customers in selecting and continuing to utilize Whitewing's services.

Regulation:
-----------

     OVERVIEW. State and Federal governmental regulations applicable to Whitewing's business govern, among other things: the handling of waste oil collected by Whitewing; Whitewing's transportation of waste oil; the operation of the facilities at which Whitewing stores and processes the waste oil and filters it collects; and the ultimate disposal of waste Whitewing removes from the oil and of the filters it collects. An increase in governmental requirements for the treatment of any particular material generally increases the value of Whitewing's services to its customers, but may also increase Whitewing's costs.

     Various permits are generally required by federal and state environmental agencies for Whitewing's transportation, accumulation and oil processing facilities. Most of these permits must be renewed periodically. Zoning, land use and siting restrictions also apply to these facilities. Regulations also govern matters such as the disposal of residual wastes, operating procedures, storm water and wastewater discharges, fire protection, worker and community right-to-know and emergency response plans. Air and water pollution regulations govern certain operations at Whitewing's facilities. Safety standards under the Occupational Safety and Health Act in the United States and similar foreign laws are also applicable. Governmental regulations also apply to the operation of vehicles used by Whitewing to transport the oil it collects and distributes, including licensing requirements for the vehicles and the drivers, vehicle safety requirements, vehicle weight limitations, shipment manifesting and vehicle placarding requirements. Governmental authorities have the power to enforce compliance and violators are subject to civil and criminal penalties.

     Whitewing has an internal staff of 3 individuals and other environmental and safety professionals whose responsibility is to continuously improve the procedures and practices to be followed by Whitewing to comply with various federal, state and local laws and regulations involving the protection of the environment and worker health and safety and to monitor compliance.

     HAZARDOUS AND SOLID WASTE REQUIREMENTS. Whitewing's services involve the collection, transportation, storage, processing, recycling and disposal of automotive waste materials. Many of these materials are regulated in the United States as "solid wastes" under the Resource Conservation and Recovery Act of 1976 ("RCRA"). In addition to being regulated as solid wastes, some of these materials are further regulated as "hazardous wastes". Accordingly, Whitewing is subject to federal and state regulations governing hazardous and solid wastes. RCRA established a national program which classified various substances as "hazardous wastes," established requirements for storage, treatment and disposal of hazardous wastes, and imposed requirements for facilities used to store, treat or dispose of such wastes. RCRA was amended in 1984 by the Hazardous and Solid Waste Amendments ("HSWA") which expanded the scope of RCRA to include businesses which generate smaller quantities of waste materials (so-called "small quantity generators"), expanded the substances classified as hazardous wastes by RCRA and prohibited direct disposal of those wastes in landfills (thereby, in effect, requiring that the wastes be recycled, treated, or destroyed).

     Hazardous and solid waste regulations impose requirements which must be met by facilities used to store, treat and dispose of these wastes. Operators of waste storage, disposal and treatment facilities, such as Whitewing, must obtain a RCRA permit from federal or authorized state governmental authorities to operate those facilities. States may also require a solid waste permit. Whitewing possesses waste transporter permits in all states requiring same and is in the process of obtaining facility permits in Harrisburg, Pennsylvania and Wallingford, Connecticut.

     ENFORCEMENT ACTIONS. Whitewing's goal is to fully comply with all environmental regulations and other governmental requirements. Whitewing has instituted several programs to enhance compliance, including suspending site operations if appropriate corrective actions are not taken to remedy potential defects. Whitewing conducts regular audits of its facilities to assess compliance with federal and state environmental and safety laws and regulations. Any potential deficiencies are identified and a corrective action plan is prepared and implemented to eliminate the potential defect.

     POTENTIAL ENVIRONMENTAL LIABILITIES. Based on its past experience and its knowledge of pending cases, Whitewing believes it is unlikely that Whitewing's actual liability on cases now pending will be materially adverse to Whitewing's financial condition. It should be noted, however, that many environmental laws are written and enforced in a way in which the potential liability can be large, and it is always possible that Whitewing's actual liability in any particular case or claim will prove to be larger than anticipated and accrued for by Whitewing. It is also possible that expenses incurred in any particular reporting period for remediation costs or for fines, penalties, or judgments could have a material impact on Whitewing's results of operations for that period.

Facilities:
-----------

     Currently, Whitewing maintains two types of facilities - processing facilities and consolidation centers. Whitewing's most extensive processing facility is located in Ridgefield, NJ, where it processes oil filters, re-manufactures antifreeze and assembles products sold through its subsidiaries. The Ridgefield facility also acts as a distribution point for Whitewing products. Whitewing's executive and administrative offices are also located at the Ridgefield facility. Whitewing is planning to move its executive and administrative offices to a nearby location and expand its antifreeze remanufacturing facilities into the contiguous space currently occupied by offices. This will enable the manufacturing facilities to be enlarged in the most natural and cost effective manner and will afford Whitewing appropriate administrative space for expansion of its operations.

     The second processing facility, in Middleborough, Massachusetts, processes oil filters and serves as a distribution point for all Whitewing products. Whitewing operates consolidation centers in Harrisburg, PA and in the greater Pittsburgh area. Both centers also serve as distribution points for all TRS products.

     In the event the CWO acquisition is completed, Whitewing will have a third processing facility in Wallingford, Connecticut where it will store, process and ship on-spec used oil for energy use. It will also garage and dispatch oil-collection vehicles from the Wallingford location.

     Whitewing owns or leases 30 vehicles consisting of 22 box trucks, 5 vacuum trucks, three pump trucks, a tractor, and a tank trailer.

     Whitewing believes that its current and planned facilities are adequate and suitable for its current operations, with 50% excess capacity available for expansion. Whitewing expects the expansion of operations beyond excess capacity which is currently available, of which there is no assurance, will require a corresponding expansion of facilities.

Personnel:
----------

     Whitewing employs fifty-four persons, including executive officers. The positions break down as follows:

Executive and administrative                15
Operations Management                        4
Sales and Marketing                          3
Truck Drivers                               24
Laboratory                                   2
Warehousing and Processing                   9
                                           ----
         Total                              57

     Whitewing's employees are not represented by a union or collective bargaining organization. Management considers its relations with Whitewing's employees to be generally good. Management anticipates the need for at least four additional sales representatives, one additional sale assistant, and two additional administrative positions in the near future. Depending on the nature of the companies Whitewing may acquire in the future, it may also need additional drivers and warehousemen. However, these hires would all represent variable costs and would only be brought on board if Whitewing's revenue growth justified their need. Whitewing's has strengthened senior management in order to manage this growth properly and to help facilitate Whitewing's acquisition Strategy.

Legal Proceedings:
------------------

At the date of this prospectus, Whitewing is engaged in the following litigation and regulatory actions:

Notice of Violation (NOV) WSWDH02044 from the Connecticut Department of Environmental Protection (CTDEP) concerning the classification of certain solvents. The notice states that Whitewing should classify the mineral spirits it uses in its parts washer sinks as hazardous waste. The Company's reply states that the solvent is not waste but instead is a product used in the service of parts washer sinks. In the alternative, the company believes that it is not hazardous. Finally, in a timely application renewal made in February of 2002, the company amended its permit to include hazardous waste. Once that permit is granted the NOV will be moot regardless of the classification chosen.

                        WHITEWING'S MANAGEMENT

     The following table presents the names, ages and terms of Whitewing's office of directors and executive officers.

Director
Name                   Age      All positions with Whitewing           Since
----                   ---      ----------------------------           -----
Joseph Bianco           50      Chairman of the Board of Director      2002
Thomas A. Cattani       41      Vice President, Assistant Secretary    2002
                                   and General Counsel
Anthony Delconte        52      Senior Vice President-Sales and        2002
                                  Marketing
Andrew V. Latham, Jr.   47      Director, President and                2002
                                   Co-Chief Executive Officer
Frances M. Latham       47      Vice President-Administration          2002
                                   and Asst. Secretary
Jack Licata             40      Asst. Vice President-Sales &           2002
                                   Marketing
Bruce Raben             49      Director                               2002
Norman Raben            72      Director, Executive Vice President,    2002
                                   Secretary and Co-Chief Executive
                                   Officer
Charles J. Stuto        38      Vice President-Finance, Treasurer      2002
                                   and Chief Financial Officer

The former Whitewing board has the right to appoint a board member but thus far has not taken action.

     The holders of Whitewing's common shares elect each director. Each outstanding common share has one vote. If the election is held at the annual meeting of stockholders, the vote required for election is a simple majority of the total votes cast for and withheld from voting for each director, assuming a quorum of at least one-half of all outstanding common shares is present in person or represented by proxy. If the election is by written consent instead of at an annual meeting, as permitted by Delaware corporation law, the vote required for election is a simple majority of the total outstanding common shares. Whitewing's Certificate of Incorporation currently provides for a Board of Directors divided into two classes of directors serving staggered terms, with one-half of the total number of authorized directors (currently five) to be elected annually to serve a 2-year term. The current board of directors serves as a result of the Stock Exchange Agreement under which Whitewing acquired Total Filter on May 3, 2002. The term of office of Messrs. Bianco and Latham expires in 2004 and the term of office of Messrs. B. Raben, N. Raban, and a vacant seat expires in 2003.

     Directors are currently uncompensated.

     Whitewing's board of directors elects or appoints its officers, as provided in the bylaws, subject to any employment agreements.

     Whitewing is authorized by Delaware corporation law and its bylaws to indemnify its directors and officers against damages, which qualify, in the opinion of the disinterested members of the board, for indemnification. Whitewing is authorized to purchase liability insurance to cover this indemnification. The Securities and Exchange Commission has informed Whitewing that it is against public policy for Whitewing to indemnify its directors and officers for liabilities arising under the Securities Act and that claims for indemnification for this type of liability is unenforceable.

     Whitewing's Board of Directors has established an audit committee comprised of two directors which are to meet periodically to consult with Whitewing's independent auditors concerning their engagement and audit plan, and concerning the auditor's report and management letter and, with the assistance of the independent auditors, monitored the adequacy of Whitewing's internal accounting controls. Due to changes in control-transactions of Whitewing, the Board of Directors has changed significantly. Whitewing has experienced a change in its Board of Directors resulting from the acquisition of Total Filter and has not designated the members of the compensation committee. Rather, all four members of Whitewing's Directors meet to review all transactions of Whitewing.

     Whitewing's Board of Directors has established a compensation committee comprised of two directors. In June 2001, the committee was expanded to include all members of Whitewing's Board of Directors. In July 2001, the committee met to review and determine the compensation of Whitewing's executive officer and all employees, administer Whitewing's Stock Option Plan, adopt compensation policies and practices, and nominate the individuals to be proposed by the Board of Directors for election as directors of Whitewing. Whitewing has experienced a change in its Board of Directors resulting from the acquisition of Total Filter and has not designated the members of the compensation committee. Rather, all four members of Whitewing's directors meet to comprise the compensation committee.

     Joseph Bianco is the Chairman of Whitewing. He is a major shareholder of HelloNetwork.com., Inc., was until recently 1998 to 2000 the controlling shareholder, Chairman and CEO of Cognitive Arts Corp., developer of educational and training software and was 1998 to 2001 Co-Chairman and a member of the Board of Directors of The InterLink Companies, Inc. In 1990, Mr. Bianco founded Alliance Entertainment Corp., a public company listed on the New York Stock Exchange which in 1995 had sales in excess of $750 Million and EBITDA of $50 Million. Mr. Bianco resigned as CEO, but remained a Director in connection with a sale of control of Alliance in 1996. In 1997 Alliance filed for Chapter 11 protection from creditors. In 1998 Alliance emerged from bankruptcy. Mr. Bianco is today a consultant to Alliance, the largest "one-stop" distributor of music in the country. In 1982, Mr. Bianco bought Lotus Performance Cars Inc., which was sold to General Motors in 1987. He graduated from Yale Law School in 1975 and was subsequently appointed Associate Dean of the Cardozo School of Law at Yeshiva University.

     Thomas A. Cattani, Esq. is Whitewing's Vice President, Asst. Secretary, and General Counsel. Mr. Cattani was in private practice as a sole practitioner from April 1994until July 2000, at which time he joined Whitewing. In private practice, Mr. Cattani concentrated on the legal needs of small and medium sized businesses. Mr. Cattani is licensed to practice before all Courts in the State of New Jersey, United States District Court, and the United States Tax Court. He prepares the majority of the Whitewing's contracts and retains and manages the relationships with outside counsel, as required. He is responsible for all regulatory compliance (both facilities and transportation), licensing, permitting and all legal matters including acquisitions, contracts, collections and corporate formalities. He also supervises the Human Resources Department. Mr. Cattani earned a J.D. Degree from Rutgers University School of Law in 1988. He was the recipient of a Tax Honors Certificate.

     Anthony Delconte is Senior Vice President - Sales and Marketing. >From 1996 to 1998, Mr. Delconte was Vice President of First Source, an environmental company. In 1998, First Source merged with US Liquids and assumed the position of District Manager. Mr. Delconte joined Whitewing in July of 2002 and is responsible for complete oversight of Whitewing's Sales and Marketing efforts.

     Andrew V. Latham, Jr. is a director and the President and Co-Chief Executive Officer of Whitewing. In the 70's and 80's Mr. Latham, then a competitive motorcycle racer, was involved with and owned companies in the motorcycle and automotive industries. These enterprises helped enhance Mr. Latham's technical knowledge and skills, while also introducing him to the environmental and recycling needs of the motor vehicle repair industry. In 1990 he founded Environmental Management Products and in 1992 he founded Total Filter Recycling, Inc. Mr. Latham has been involved in all aspects of the business. He has drafted Whitewing's expansion and acquisition plans, developed the present infrastructure, managed Whitewing to its present position and is Whitewing's Chief Technology Officer. Whitewing plans to enter into an employment contract with Mr. Latham. He attended Farleigh Dickenson University, majoring in Mechanical Engineering. Mr. Latham is Ms. Latham's husband.

     Frances M. Latham is Whitewing's Vice President-Administration and Asst. Secretary. After a fifteen-year career in the retail food industry and with American Truck & Trailer Company, where she served as the controller, Ms. Latham joined Total Filter. Since 1992, she has served as the Director of Business Administration of Total Filter. She is the wife of Mr. Latham. Ms. Latham attended Farleigh Dickenson University with a major in Environmental Science/Biology.

     Jack Licata, is Whitewing's Vice President-Sales & Marketing. He is a former captain in the United States Air Force where he was a Combat Crew Commander and Minuteman II Nuclear Missile Launch Officer. He was honorably discharged in 1988 with Distinguished Service Award. From 1988 to 1994, Mr. Licata worked in sales for the nation's largest Mack Truck and Ford Heavy Truck distributor. In 1994, he co-founded Clean Earth and Sea, Inc., where he was Vice President of Sales. In 1998 Clean Earth and Sea, Inc. merged with Total Filter. Mr. Licata is responsible for all sales and marketing efforts and directly supervises the Whitewing's sales force. He is also involved in areas of regulatory compliance and issues related to transportation. Mr. Licata earned a BSBA degree from The Citadel and degree MBA from University of Missouri.

     Bruce Raben is a Director of Whitewing. Mr. Raben is a managing director of CIBC-World Markets. Prior to joining CIBC-World Markets in 1996, he was a founder, Managing Director and co-head of the Corporate Finance Department of Jefferies & Co. Mr. Raben has served as a Director of various public and private companies, and currently serves on the Boards of Evercom, Inc., Fresh Direct, helloNetwork.com Inc. and Equity Marketing, Inc. Mr. Raben is an investor in many private companies and, until May 2002, was Co-Chairman and a member of the Board of Directors of The InterLink Companies, Inc. He earned an MBA degree from the Columbia Business School and an AB from Vassar College. Mr. Raben is Norman Raben's son.

     Norman Raben is a Director and the Executive Vice President, Secretary, and Co-Chief Executive Officer of Whitewing. Mr. Raben was a Senior Vice President of the Source Interlink Companies, Inc., a NASDAQ listed company with annual revenues approaching $400 million. He was the architect of The Source Information Management Company's acquisition of The InterLink Companies, Inc. He remained a consultant to Source Interlink until May 31, 2002. Prior to that acquisition, in early 1999, Mr. Raben and a group of investors, which included Joseph Bianco and Bruce Raben, acquired a magazine distribution company named Deyco, Inc, which they used as a vehicle to acquire International Periodical Distributors, Inc. in early 2001. These two entities were renamed The InterLink Companies and they jointly consolidated a significant portion of the magazine distribution market prior to their sale to The Source Information Management Company. Mr. Raben has over twenty-five years experience in magazine publishing, printing, direct marketing and distribution. He attended George Washington University. Whitewing expects to enter into an employment agreement with Mr. Raben. Mr. Raben is Bruce Raben's father.

     Charles J. Stuto is Whitewing's Vice President-Finance and Chief Financial Officer. He was in private practice until early 2001, specializing in private small to mid-sized companies. In 2001, Mr. Stuto sold his interest in his firm Vogel & Stuto, PA, and joined Total Filter. Mr. Stuto is a licensed CPA in the states of New Jersey and New York and is the holder of a NASD Series 6 license. Mr. Stuto is responsible for all of Whitewing's accounting, tax compliance, financial aspects of acquisition planning, establishing and maintaining of banking relationships, and all other financial and treasury functions. Mr. Stuto earned a BS degree in accounting from Rowan University in New Jersey.

                COMPENSATION OF WHITEWING'S MANAGEMENT

     The following table presents the annual and long term compensation Whitewing has paid to its chief executive officer and the three highest paid officers receiving annual salaries in excess of $100,000.00 during the past three years.

                                 Annual Compensation              Long-term Compensation
                                ----------------------     -------------------------------------
Name &                                    Other             Restricted
Principal              Fiscal   Salary &  Annual            Stock         LTIP      Other
Position               Year     Bonuses   Compensation      Awards        Payouts   Compensation
--------               ------   -------   ------------      ------        -------   ------------
Cynthia Kolke          1999
(Chief Executive       2000
  Officer)             2001

Andrew T. Libby, Jr.   1999     None
(Chief Executive       2000     None
  Officer)             2001     None

Andrew V. Lathom, Jr.  1999     None
(Co-Chief Executive    2000     None
  Officer)             2001     None

Norman Raben           1999     None
(Co-Chief Executive    2000     None
  Officer)             2001     None

     Ms. Kolke served as Whitewing's chief executive officer until November 30, 2001, 2001. Mr. Libby served as Whitewing's chief executive officer from November 30, 2001, 2001 to May 3, 2002. Mr. Latham has served as the chief executive officer of Total Filter beginning at inception in 1992 and became the chief executive officer of Whitewing on May 3, 2002 as a result of Whitewing's acquisition of Total Filter.

              TRANSACTIONS BETWEEN WHITEWING AND ITS MANAGEMENT

         None.

                   STOCK HELD BY WHITEWING'S MANAGEMENT
                         AND PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to Whitewing regarding beneficial ownership of Whitewing's common stock by:

o    Whitewing's directors and officers, individually;
o    Whitewing's directors and officers, as a group; and
o    Other persons who own more than five percent of Whitewing's common stock.

Whitewing believes the named persons have sole investment and voting power over the shares.

Name                                        Number of Shares     Percentage
----                                        ----------------     ----------
Joseph Bianco                                  3,350,000            9.55
Thomas A. Cattani                                      -               -
Andrew V. Latham, Jr.                         11,000,000           31.37
Frances M. Latham *                                    -               -
Jack Licata                                      300,000            0.86
Bruce Raben                                    2,545,000            7.26
Norman Raben                                     950,000            2.71
Charles J. Stuto                                 150,000            0.43
Total shares owned by
Management (8 persons)                        16,990,000           48.46

W-Net, Inc.                                    3,243,000            9.25
3940 Laurel Canyon Boulevard, #327
Studio City, California  91604

* Frances Latham is the spouse of Andrew Latham. All shares listed for Andrew Latham are jointly held by Frances Latham.

                   INFORMATION ABOUT WHITEWING'S COMMON STOCK

     Whitewing is authorized by its articles of incorporation to issue up to 100,000,000 shares of common shares. Each share has a $.001 par value. A total of 35,061,443 common shares are issued and outstanding at the date of this prospectus. Each of the common shares has the following rights:

1. To receive its equal share of dividends when the board decides to declare them from Whitewing's funds which can be legally used to pay dividends;

2. To receive its equal share of assets in a liquidation, dissolution or winding up of Whitewing's affairs, after payment of all debts; and

3. To one vote on election of each director and other matters submitted to a vote of stockholders.

     The common stock does not have a right to purchase additional common stock when Whitewing issues more common stock or the right to convert into any other type of security Whitewing may issue in the future. Whitewing is not required to and has not set up any fund to repurchase its common stock. The shares of common stock now outstanding are fully authorized and are legal shares and are not assessable.

     Whitewing's transfer agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204-2991.

                              SELLING STOCKHOLDERS

     Whitewing is registering for resale certain shares of its common stock by the selling stockholders identified below. Whitewing agreed to register these shares in connection with its acquisition of Total Filter Recycling, Inc. on May 3, 2002 and the private placement of common stock by Total Filter which was exchanged in the acquisition for Whitewing's common stock. The following table sets forth:

o    The name of each selling stockholders
o The number and percentage of shares of Whitewing's common stock the selling stockholders own before the sale of any shares covered by this prospectus.
o The number of shares the selling stockholders may offer under this prospectus.
o The number of shares the selling stockholders will own after the sale of shares covered by this prospectus, assuming the selling stockholders sell all of the shares they are entitled to sell under this prospectus.

     The selling stockholders have provided the information set forth below. The percentage information is based on 35,061,443 shares of Whitewing's common stock issued and outstanding at July 31, 2002.

                       Shares Beneficially Owned                        Shares Beneficially Owned
                         Prior to the Offering          Shares            After to the Offering
                       ------------------------                         -------------------------
Selling Stockholders   Number            Percent        Offered         Number            Percent
--------------------   -------           -------     --------------     ------            -------
David Eisenstein         75,000          0.21%           75,000                0           0.00%
Douglas Jacobson        203,000          0.58%          203,000                0           0.00%
Andrew T. Libby, Jr.    278,000          0.79%          278,000                0           0.00%
John Preto               75,000          0.21%           75,000                0           0.00%
W-Net, Inc.           3,243,000          9.25%        3,243,000                0           0.00%
Joseph Bianco         3,350,000          9.55%          300,000        3,050,000           8.70%
David Buescher          150,000          0.43%          100,000           50,000           0.14%
Gloria DeCandia         150,000          0.43%          100,000           50,000           0.14%
Patricia DeCandia       150,000          0.43%          100,000           50,000           0.14%
William E. DePriest     150,000          0.43%          100,000           50,000           0.14%
Edward Dietze           150,000          0.43%          100,000           50,000           0.14%
Douglas Ewertsen        150,000          0.43%          100,000           50,000           0.14%
Jane Kent                75,000          0.21%           50,000           25,000           0.07%
KSH Strategic Fund I    100,000          0.29%          100,000                0           0.00%
Andrew Libby             75,000          0.21%           50,000           25,000           0.07%
Edith Licata            150,000          0.43%          100,000           50,000           0.14%
Paul Lipari             150,000          0.43%          100,000           50,000           0.14%
Joseph Mannis           150,000          0.43%          100,000           50,000           0.14%
Mark Minkus           1,500,000          4.28%        1,000,000          500,000           1.43%
Joseph O'Neill          250,000          0.71%          200,000           50,000           0.14%
Bruce Raben           3,150,000          8.98%          500,000        2,650,000           7.56%
Norman Raben            950,000          2.71%          100,000          850,000           2.42%
Redwall Partners, LLC   300,000          0.86%          200,000          100,000           0.29%
Craig Reynolds          800,000          2.28%          600,000          200,000           0.57%
Stephen Schloss         100,000          0.29%          100,000                0           0.00%
Charles Stuto           150,000          0.43%          100,000           50,000           0.14%
Sarah C. Sutherland     150,000          0.43%          100,000           50,000           0.14%
Peter Tyson             150,000          0.43%          100,000           50,000           0.14%
Leon Wagner             600,000          1.71%          400,000          200,000           0.57%
Michael &
Patricia Wanas          150,000          0.43%          100,000           50,000           0.14%

Joseph Bianco and Bruce Raben are directors of Whitewing.
Norman Raben is a director and officer.
Charles Stuto is an officer.

Only shares purchased by Joseph Bianco, Bruce Raben, Norman Raben, and Charles Stuto, for full value as part of the offering are registered herein.

     These shares were "restricted securities" under the Securities Act prior to the registration of which this prospectus is a part.

               PLAN OF DISTRIBUTION BY SELLING STOCKHOLDERS

     The selling stockholders or their successors may sell the shares directly to purchasers or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices, a varying prices determined at the time of sale, or at negotiated prices. These sales may be in transactions, which may involve crosses or block transactions:

o    On the OTC Bulletin Board.
o    In the over-the-counter market.
o In transactions otherwise than the OTC Bulletin Board of the over-the-counter market.
o Through the writing of options, whether the options are listed on an options exchange or otherwise;
o    Through the settlement of short sales.

     In connection with the sale of the shares, or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell Whitewing's common stock short and deliver the shares to cover to close out their short positions, or loan or pledge their shares to broker-dealers who in turn may sell the shares.

     The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the shares less discounts and commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents. Whitewing will not receive any proceeds from the sale of the shares.

     In order to comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed securities brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and has been complied with.

     The selling stockholders and any underwriters, broker-dealers or agents who participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions, commissions or profit they earn on any re-sales of the shares may be underwriting discounts or commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Act.

     In addition, any shares covered by this prospectus which also qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may transfer, devise or gift his shares by other means not described in this prospectus.

     To the extent required, the specific shares to be sold, the purchase prices and the public offering prices, the name of any agent, dealer or underwriter and any applicable discounts or commissions with respect to a particular offer or sale will be set forth in accompanying prospectus supplement or, if appropriate, in a post-effective amendment to the registration statement of which this prospectus is a part.

     Whitewing entered into a registration rights agreement with the selling stockholders which requires Whitewing to register, or use commercially reasonable efforts to register, the shares for resale by the selling stockholders under applicable federal and state securities laws. The agreement provides for cross indemnification of the selling stockholders and of Whitewing and its directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the shares including liabilities under the Securities Act. Whitewing and the selling stockholders have been advised by the SEC that indemnification for liabilities under the Securities Act may be illegal as against public policy and therefore unenforceable, which case the agreement provides for contribution by the parties.

     This offering of the shares for resale by the selling stockholders will begin on the date of this prospectus and continue as long as this prospectus is in effect or until the selling stockholders have sold all of their shares, whichever occurs first. If required, Whitewing will distribute a supplement to this prospectus to describe material changes to the terms of the offering.

     Whitewing is paying all of the costs for registering the shares for resale by the selling stockholders. These expenses include the SEC's filing fees and filing fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with their resale of the shares.

Regulation M applies to the selling stockholders:
------------------------------------------------

     A selling stockholder, a group of selling stockholders acting together, and family members of selling stockholders should not place any bid for, purchase or attempt to purchase, directly or indirectly, any of Whitewing's common shares in the public market before he, or all of them in the case of a group, have sold all of Whitewing's shares he or she is entitled to sell under this prospectus. Also, the selling stockholders should not attempt to convince anyone else to bid for or purchase Whitewing's common stock in the public market before he has sold all of his shares covered by this prospectus. To do so may violate Regulation M under the Securities Exchange Act. Any person who, directly or indirectly, bids for or effects any purchase of the common stock for the purpose of pegging, fixing or maintaining the price of Whitewing's common shares, practices known as "stabilizing", may violate Regulation M if the action does not comply with Regulation M. Furthermore, no person should engage in any activity that is fraudulent, manipulative, or deceptive under the federal securities laws and regulations.

                MARKET FOR THE SHARES, DIVIDENDS ON COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

Market for the Shares:
----------------------

     Whitewing's common stock quoted on the OTC Bulletin Board under the trading symbol of "WWLI". The high and low bid quotations for Whitewing's common stock each quarter for the past two fiscal years and the two quarters ended June 30, 2002:

                                          2000                2001                2002
                                     High      Low       High      Low       High      Low
First Quarter ended March 31,        $0.56     $.156     $0.15     $0.09     $0.38     $0.17
Second Quarter ended June 30,        $0.14     $.218     $0.15     $0.08     $0.76     $0.32
Third Quarter ended September 30,    $0.28     $.187     $0.14     $0.09
Fourth Quarter ended December 31,    $0.59     $.125     $0.28     $0.06

     The high and low bid quotations for Whitewing's common stock on July 31, 2002 were $0.32 and $0.30.

     These quotations are inter-dealer quotations without retail markup, markdown or commissions and may not represent actual transactions.

Number of stockholders:
-----------------------

     At the date of this prospectus, Whitewing has approximately 150 stockholders, based upon information provided by its transfer agent, Depository Trust Company reports, and internal records.

Dividends:
----------

     Whitewing can legally pay dividends on its common stock only out of current and retained earnings and surplus. The board of directors has the exclusive authority and discretion to declare dividends. Whitewing has not declared or paid any dividends and does not expect to pay any in the foreseeable future. The board is expected to consider earnings, capital requirements and financial condition, as well as other factors, which the board believes are relevant, before it approves any dividends.

                           INTEREST OF COUNSEL

     Whitewing is relying on an opinion given by Jackson L. Morris, Esq., Tampa, Florida, as to the legality of the common shares. Mr. Morris does not own any of Whitewing's common stock.

                                  EXPERTS

     Whitewing's financial statements at and for the period ended December 31, 2000 and 2001 included in this prospectus and the related registration statement have been audited by M.R. Weiser and Company, LLP, independent certified public accountants, of Total Recycling Services, Inc., as stated in their report appearing herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Change In Accountants:
----------------------

     Effective May 16, 2002, the Board of Directors approved the dismissal of Moss Adams, LLP as Whitewing's independent accountants and the engagement of M.R. Weiser as Whitewing's independent accountants. The movement of all operations of the business from California to New Jersey as a result of the Total Filter acquisition necessitated obtaining an accounting firm of close proximity to Whitewing's operations. The reports of Moss Adams, LLP on Whitewing's financial statements as of and for the fiscal years ended December 31, 2001 and December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During Whitewing's fiscal years ended December 31, 2001 and 2000 and in the interim period from January 1, 2002 through May 16, 2002 preceding the dismissal of Moss Adams, LLP there were no disagreements between Whitewing and Moss Adams, LLP concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss Adams, LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Moss Adams, LLP has furnish a letter addressed to the SEC stating that Moss Adams, LLP agrees with the above statements. A copy of this letter, dated May 21, 2002, is filed as Exhibit 16.1 to the report on Form 8-K filed under date of event of May 22, 2002.

     Whitewing did not consult with M.R. Weiser during the fiscal years ended December 31, 2001 and 2000 on the application of accounting principles to a specified transaction; the type of opinion that might be rendered on Whitewing's financial statements; any accounting, auditing or financial reporting issue; or any item that was either the subject of a disagreement or a reportable event as defined in Item 304 of Regulation S-B.

                         REPORTS TO SECURITY HOLDERS

     Whitewing plans to send annual and quarterly reports to its stockholders. The annual reports will contain audited financial statements. Quarterly reports will contain unaudited financial statements. Whitewing may from time to time furnish additional information to its stockholders.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Whitewing is a reporting company and files annual, quarterly and current reports proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Commission's public reference rooms in Washington, D.C. and Chicago, Illinois. You can request copies of these documents by writing to the Commission and paying a fee for the copying costs. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Whitewing's filings are also available on the Commission's Web site at http://www.sec.gov.

                     INDEX TO FINANCIAL STATEMENTS

                                                                           Page
Whitewing Environmental, Inc.:
------------------------------
Consolidated Pro Forma Financial Statements
Pro Forma Consolidated Balance Sheet at 12/31/02 (unaudited)
Pro Forma Consolidated Condensed Statement Of Operations
   For  the Period Ended March 31, 2002 (unaudited)
Pro Forma Consolidated Condensed Statements of Operations
   For  the Year Ended December 31, 2001  (unaudited)

Total Recycling Services, Inc. (formerly Total Filter Recycling, Inc.) (Original Company):
----------------------------------------------------------------------
Independent Auditor's Report
Balance Sheets at December 31, 2001 and
   March 31, 2002 and 2001 (unaudited)
Statements of Operations for period ending December 31, 2001 and 2000 and Three months ending March 31, 2002 and 2001 (unaudited) Statements of Changes in Stockholders' Equity at year ending
   December 31, 2001 and 2000 and March 31, 2002 (unaudited)
Statements of Cash Flows December 31, 2001 and 2000 and
   Three months ending March 31, 2002 and 2001 (unaudited)
Notes to Financial Statements

Whitewing Environmental, Inc.:
------------------------------
Independent Auditor's Report
Balance Sheet at September 30, 2001 and 2000 and
   March 31, 2002 and 2001 (unaudited)
Statement of Operations for December 31, 2001 and 2000 and
   March 31, 2002 and 2001 (unaudited)
Statement of Changes in Stockholder's Equity at
   December 31, 2001 and 2000 and March 31, 2002 (unaudited)
Statement of Cash Flows December 31, 2001 and 2000 and
   March 31, 2002 and 2001 (unaudited)
Notes to Financial Statements

Insert financial statements

PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

    The Registrant's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a Delaware corporation will not be personally liable for monetary damages for breach of the fiduciary duties as directors except for liability as a result of their duty of loyalty to the company for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or stock transactions, unauthorized distributions of assets, loan of corporate assets to an officer or director, unauthorized purchase of shares, commencing business before obtaining minimum capital, or any transaction from which a director derived an improper benefit. Such limitations do not affect the availability of equitable remedies such as injunctive relief or rescission. In addition, the Registrant's Bylaws provide that the Registrant must indemnify its officers and directors, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Registrant where indemnification will be required or permitted. Article VI of the Registrant's Bylaws also contain provisions for indemnification of directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable

Item 25. Other Expenses of Issuance and Distribution.

Registration fees:
Federal                             $
Transfer Agent
Legal Fees                           10,000 (estimated)
Printing
Accounting
                                    ---------
Total:                              $
                                    =========

Item 26. Recent Sales of Unregistered Securities.

The following information covers the Registrant's unregistered sales of securities within the three-year period ending on June 30, 2002 and the interim period subsequent thereto.

1. Total Recycling Services did not and will not have a continuing private placement after May 3, 2002.

2. On May 3, 2002, the Registrant exchanged 28,000,000 shares of its common stock for all of the issued and outstanding shares of common stock of Total Filter Recycling, Inc. Of these shares issued by the Registrant, 19,300,000 shares were issued to directors, officers and other investors of Total Filter Recycling, Inc., in their capacity as stockholders of that firm, and 8,700,000 shares were issued to a total of 31 other persons who had beginning on March,

2002 and ending on May 3, 2002, purchased common stock from that firm for cash at approximately $3.20 per share, or aggregate proceeds of approximately $1,386,525.00. Total Recycling Services, Inc. did not pay any commissions or incur any discounts on the sales. Total Recycling Services, Inc. did not publicly offer the common stock which was offered directly to potential investors by means of a private placement memorandum. Of those persons who had recently purchased shares of Total Filter Recycling, Inc., all are accredited investors and none are non accredited investors. In the exchange of shares with the stockholders of Total Filter Recycling, Inc. and the sale of common stock by Total Filter Recycling, Inc. in the __ month period immediately preceding such exchange, respectively, the Registrant and Total Filter Recycling, Inc. rely upon Section 4(2) of the Securities Act of 1933, as amended, for an exemption from the registration requirements of the Act in that neither offer or sale involved a public offering.

3. On June 8, 2001, ACEIA, LLC (owned by Andrew Libby) purchased 3,875,000 newly issued common Whitewing Lab Inc. shares at $0.08 per share ($310,00). In November of 2001, David Weiner, Andrew Libby, and Douglas Jacobson acquired the rights to those shares in a private transaction between those individuals and ACEIA, LLC.

Item 27. Exhibits.

3    Articles of Amendment Changing Name of Registrant
5    Opinion re: legality
10   [List and attach any material, executory contracts]
23.1 Consent of counsel (included in Exhibit 5)
23.2 Consent of independent public accountant 21 Subsidiaries of the Registrant

Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (s230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ridgefield, State of New Jersey on July 31, 2002.

WHITEWING ENVIRONMENTAL CORP.

By: /s/ Andrew V. Latham, Jr.
    -----------------------------------------
    Andrew V. Latham, Jr.
    President and Principal Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                    Capacity in which signed:           Date signed:
---------                    -------------------------           ------------

/s/ Joseph Bianco            Director                            July 31, 2002
Joseph Bianco

/s/ Andrew V. Latham, Jr.    Director, President                 July 31, 2002
Andrew V. Latham, Jr.        and Principal Executive Officer

/s/ Bruce Raben              Director                            July 31, 2002
Bruce Raben

/s/ Norman Raben             Director                            July 31, 2002
Norman Raben

/s/ Charles J. Stuto         Principal Accounting and            July 31, 2002
Charles J. Stuto             Financial Officer